Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward-looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2014 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2013 filed on March 26, 2014, with the Securities and Exchange Commission ("SEC") as part of the Company’s annual report on form 20-F for the year ended December 31, 2013.

Unless indicated otherwise by the context, all references below to:

•	“we”, “us”, “our”, “Radcom”, or the “Company” are to Radcom Ltd and its subsidiaries;
•	“dollars” or “$” are to United States dollars; and
•	“NIS” or “shekel” are to New Israeli Shekels.

Overview

We provide innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. We  specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. Our comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. Our products interact with policy management to provide self-optimizing network solutions.

Financial Highlights

Total revenues in the first six months of 2014 increased by 4.2% to approximately $10.4 million from approximately $10.0 million in the first six months of 2013. The increase reflects the Company’s execution of its backlog and continued momentum in the emerging markets of Latin America and Asia.

Operating Income for the first six months of 2014 was approximately $60,000, compared to an Operating Loss of $270,000 for the same period of 2013. The positive change from operating loss to operating income is explained by a combination of growth in the revenues and decreases in the cost of product expenses, as a result of initial sales of MaveriQ, the Company’s new NFV-ready software-based solution, as part of the company's transition to a software-driven business model.

Net Income for the first six months of 2014 was approximately $0.3 million, or $0.04 per share, compared to a Net Loss of approximately $0.4 million, or ($0.06) per share, in the same period last year.

Cash and cash equivalents were approximately $3.9 million as of June 30, 2014, compared to $1.2 million as of December 31, 2013 (excluding restricted bank deposits of approximately $1.5 million as of December 31, 2013), due to improvement in collection and maturity of restricted bank deposits in the first six months of 2014.

Shareholders' equity increased to $8.6 million as of June 30, 2014, compared to $7.5 million as of December 31, 2013, as a result of net profit of approximately $0.3 million, options exercise of approximately $0.2 million, increase in foreign currency translation capital fund of approximately $0.2 million and share-based compensation of approximately $0.3 million.

	Six month periods ended June 30, (U.S. dollars in thousands) UNAUDITED		% Change 2014 vs. 2013
	2014	2013
Revenues:
Products	$9,002	$8,733	3.1%
Services	1,439	1,283	12.2%
	10,441	10,016	4.2%
Cost of Products	2,844	3,173	(10.4)%
Cost of services	181	143	26.6%
	3,025	3,316	(8.8)%
Gross Profit	7,416	6,700	10.7%
Research and Development	3,086	2,871	7.5%
Less royalty-bearing participation	587	669	(12.3)%
Research and Development, net	2,499	2,202	13.5%
Selling and Marketing, net	3,721	3,790	(1.8)%
General and Administrative	1,136	978	16.2%
Total Operating Expenses	7,356	6,970	5.5%
Operating Income (Loss)	60	(270)	122.2%
Financial Income (Expenses), net	257	(120)	314.2%
Net Income (Loss)	$317	$(390)	181.3% %

Revenues.  Total revenues in the first six months of 2014 increased by 4.2% to approximately $10.4 million from approximately $10.0 million in the first six months of 2013.  Revenues from Products increased by 3.1% to $9.0 million in the first six months of 2014 from $8.7 million in the first six months of 2013, reflecting the Company’s execution of its backlog and continued momentum in the emerging markets of Latin America and Asia. Revenues from Services increased by 12.2% from approximately $1.3 million in the first six months of 2013 to $1.4 million in the first six months of 2014.

Cost of sales.  Our cost of sales decreased by 8.8% from $3.3 million in the first six months of 2013 to $3.0 million in the first six months of 2014. Cost of sales from products decreased by 10.4% from $3.2 million in the first six months of 2013 from $2.8 million in the first six months of 2014, reflecting the transition to a software-driven business model and initial sales of MaveriQ, the Company’s new NFV-ready software-based solution which reduces our material costs.  Cost of sales from services increased by 26.6% to $181,000 in the first six months of 2014 from $143,000 in the first six months of 2013. This increase is attributable mainly to the ongoing increases in our customer base over the last few years, while maintaining a high rate of customer warranty renewals.

Gross margin increased to 71.0% in the first six months of 2014 from 66.9% in the first six months of 2013, reflecting higher margins and lower fixed costs.

Research and Development, net. Research and development expenses increased by 7.5% to $3.1 million in the first six months of 2014 from $2.9 million in the first six months of 2013, mainly due to an increase in sub-contractor expenses and payroll and payroll accrual costs (which resulted from the strengthening of the shekel against the dollar).

Selling and Marketing, net.  Selling and Marketing expenses decreased by 1.8% to $3.7 million in the first six months of 2014 from $3.8 million in the first six months of 2013,  mainly due to a reduction of the expenses in our offices abroad.

General and Administrative.  General and Administrative expenses increased by 16.2% to $1.1 million in the first six months of 2014 from $1.0 million in the first six months of 2013, due to an increase in payroll and payroll accruals costs.

Financial Income (Expenses), Net.  In the first six months of 2014 we recorded Financial Income of approximately $257,000, compared to financial expenses of approximately $120,000 in the first six months of 2013. The positive change is mainly due to exchange rate differences and interest income on deposits in Brazil.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we financed our operations through cash generated by operations, private equity investments, short-term loans and credit facilities.

Financing Activities

On April 23, 2013, the Company entered into a share purchase agreement (the “Purchase Agreement”) with several investors relating to a private placement transaction (the “2013 PIPE”). Pursuant to the terms of the Purchase Agreement, the Company issued 1,239,639 ordinary shares to investors at a purchase price of $2.79 per ordinary share. Certain existing shareholders participated in the 2013 PIPE, including Mr. Zohar Zisapel, our chairman, who entered into the Purchase Agreement through two Israeli entities wholly owned by him. Mr. Zisapel’s participation in the transaction through the entities wholly owned by him required our shareholders’ approval, which was obtained on June 30, 2013. The Company also issued to the investors warrants to purchase one ordinary share for every three ordinary shares purchased by them (a total of 413,213 shares), for an exercise price of $ 3.49 per ordinary share. The warrants are exercisable for three years from the closing of the Purchase Agreement. As of June 30, 2014, 79,307 warrants have been exercised.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents. As of June 30, 2014, we had approximately $3.9 million in cash and cash equivalents, compared to $1.2 million as of December 31, 2013 (excluding restricted bank deposit of approximately $1.5 million as of December 31, 2013).

In September 2012, we obtained a credit facility from the First International Bank of Israel in the amount of $1.5 million. Under this facility, as of June 30, 2014, we had no outstanding balance, compared to a $629,000 outstanding short-term bank credit as of December 31, 2013.

Net cash provided by operating activities was approximately $1.5 million in the first six months of 2014 compared to $1.5 million net cash used by operating activities in the first six months of 2013. The positive net cash flow in the first six months of 2014 was primarily due to a decrease of approximately $1.5 million in trade receivables, which was partially offset by a decrease of $1.1 million in trade payables. The negative net cash flow in the first six months of 2013 was primarily due to an increase of approximately $2.2 million in trade receivable and a decrease of $0.7 million in trade payables. This was partially offset by a decrease of $1 million in inventories and an increase of $0.5 million in deferred revenue and advances from customers.

Net cash provided in investing activities was approximately $1.4 million in the first six months of 2014 compared to $0.3 million net cash used in the first six months of 2013. In the first six months of 2013 we invested in short-term restricted bank deposits which were required in order to secure bonds provided to certain customers. Those restricted bank deposits were repaid in full during the first six months of 2014.

Net cash used by financing activities was approximately $0.4 million in the first six months of 2014 compared to $1.7 million net cash provided in the first six months of 2013. In the first six months of 2014 cash was used for repaying a short-term credit line of approximately $0.6 million, offset by proceeds from options and warrants of approximately $0.2 million, while the cash provided in the first six months of 2013 was mainly due to proceeds from the issuance of ordinary shares as part of the 2013 PIPE, offset by a short-term loan received from a major shareholder.

The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

CERTAIN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the SEC on March 26, 2014 describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

RISK FACTORS

Except as detailed below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 26, 2014.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on March 26, 2014.

LEGAL PROCEEDINGS
Not applicable.